SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of May, 2004

Ducati Motor Holding S.p.A.
(Translation of registrant’s name into English) Via Cavalieri Ducati, 3 Bologna 40132 Italy

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F _______X_______	Form 40-F______________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____________	No________X_________

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-____________

SIGNATURES

Date May 14, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Ducati Motor Holding S.p.A.
Registrant

By:	/s/ Fabrizio Nardi
Fabrizio Nardi Investor Relations and Corporate Communications Ducati Motor Holding S.p.A.

DUCATI GROUP Quarterly report on operations

DUCATI GROUP QUARTERLY REPORT AS OF 31 MARCH 2004

The consolidated quarterly report of Ducati Motor Holding S.p.A. and its subsidiaries (the Ducati Group) for the first quarter of 2004, expressed in thousands of Euro, have been prepared in accordance with the principles required by current statutory regulations for consolidated financial statements, as interpreted and supplemented by the accounting standards issued by the Italian Accounting Profession or, in the absence thereof, by the International Accounting Standards Board (I.A.S.B.).

In order to understand properly the information (consistent with that for the half-year ended 30 June 2003 and the quarters ended 30 September 2003 and 31 December 2003) contained in the quarterly report of the Ducati Group, readers should note that the accounting schedules for the period ended 31 March 2004 state the results for the period and the related balance sheet amounts gross of taxation. Until 31 March 2003, Group practice was to present such information net of taxation. This fact must be considered when comparing the information contained in the quarterly report with that relating to prior periods. The reasons for stating the results for the period in the quarterly report (consistent with the intermediate situations starting from the half-year ended 30 June 2003) gross of taxation are supported by art. 81 of the enabling regulations for Decree 58 of 24 February 1998 that governs the issuers of shares. This criterion is also mentioned in Accounting Standard 30 issued by the Italian Accounting Profession with regard to interim financial statements.

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DUCATI GROUP Quarterly report on operations

INFORMATION ON GROUP OPERATIONS

Summary of Ducati Group results (amounts in € 000)

	31/03/04	31/03/03	31/12/03

Net sales	100,300	81,266	388,241

Value of production	122,531	114,074	428,527

Value added	29,287	24,111	102,515

Value added %	23.9%	21.1%	23.9%

Operating profit (EBIT)	2,682	(138)	6,318

Operating profit %	2.2%	(0.1)%	1.4%

Results before taxation	756	(6,161)	120

Net profit	n.a.	(3,689)	40

Results before taxation %	0.6%	(5.4)%	-

Net profit %	-	(3.2)%	-

Cash flow generated from operations	1,557	1,920	28,970

Net debt	121,213	123,562	117,175

Consolidated shareholders’ equity	159,455	156,454	158,399

Net additions to property, plant and equipment and intangible assets	5,531	13,162	33,856

Debt / equity	0.76	0.79	0.74

EBITDA in absolute terms (Profit before financial income and expense, taxation, depreciation, amortisation, the write down of fixed assets and restructuring costs)	12,331	8,962	45,164

EBITDA as % of net sales	12.3%	11.0%	11.6%

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DUCATI GROUP Quarterly report on operations

Structure of the Ducati Group

As of 31 March 2004, the Ducati Group (hereafter, also the “Group”) comprises the following companies (percentages indicate the ownership interest):

The changes since 31 March 2003 and 31 December 2003 are listed further below.

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DUCATI GROUP Quarterly report on operations

The scope of consolidation as of 31 March 2004 comprises the Parent Company, Ducati Motor Holding S.p.A., and the following subsidiary companies:

		Share capital in € 000	% held		% held by Group
Company	Location		direct	indirect	3/31/2004	3/31/2003	12/31/2003

Ducati Deutschland G.m.b.h.	Cologne (D)	254	100%	-	100%	100%	100%
Ducati France S.A.S.	Paris (F)	605	100%	-	100%	99.9%	100%
Ducati Japan K.K.	Tokyo (J)	158	100%	-	100%	100%	100%
Ducati North Europe B.V.	Rotterdam (H)	2,601	100%	-	100%	100%	100%
Ducati U.K. Limited	London (U.K.)	75	100%	-	100%	100%	100%
Ducati North America Inc.	Cupertino (USA)	364	100%	-	100%	100%	100%
Ducati Corse S.r.l.	Bologna (I)	15,000	99%	1%	100%	100%	100%
Ducati.Com S.r.l.	Bologna (I)	10	100%	-	100%	100%	100%

The share capital of Ducati Japan K.K., Ducati North America Inc. and Ducati U.K. has been translated to Euro using the period-end exchange rates.

The position as of 31 March 2004 reflects the following changes:

-	With respect to 31 March 2003

On 20 August 2003, Ducati France S.A. changed its name to Ducati France S.A.S. (Società par Actions Simplifieé) when the 0.1% minority interest was acquired by Ducati Motor Holding S.p.A.

-	With respect to 31 March 2003 and 31 December 2003

On 27 January 2004, Ducati Corse S.r.l. transferred 1% of the quota capital of Ducati.Com S.r.l. to Ducati Motor Holding S.p.A. by private treaty authenticated by Iacopo Bersani, public notary.
Furthermore, Ducati Benelux B.V. changed its name to Ducati North Europe B.V. on 11 February 2004.

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DUCATI GROUP Quarterly report on operations

DIRECTORS AND OFFICERS

The Shareholders’ Meeting of the parent company held on 7 May 2002, followed by the Board Meeting held on 9 May 2002, appointed the Board of Directors (confirming the entire outgoing Board) and established the powers and duties of the directors. The Board will remain in office until approval of the financial statements as of 31 December 2004; the annual remuneration of each director is € 15,000 each, in addition to the reimbursement of travel and other expenses incurred in the performance of their duties. The Chairman and Managing Director, Federico Minoli, waived this remuneration on acceptance of his appointment. As of 13 May 2004, the Board of Directors comprises:

Federico Minoli	Chairman, Managing Director and member of the Executive Committee

Giorgio Seragnoli	Vice Chairman and member of the Executive Committee

Mauro Benetton	Director

David Bonderman	Director and member of the Compensation Committee

Abel Halpern	Director and member of the Executive Committee and the Compensation Committee

Paolo Pietrogrande	Director and member of the Compensation Committee and the Internal Audit Committee

Dante Razzano	Director and member of the Executive Committee and the Compensation Committee

Ulrich Weiss	Director and member of the Compensation Committee and the Internal Audit Committee

Alessandro Marco Marcello Foti	Director and Chairman of the Internal Audit Committee

Andrea Lipparini	Director

Giles Thorley	Director

Following the issue by Borsa Italiana S.p.A. of a code for the self-regulation of corporate governance by listed companies (the “Code”), it is confirmed that suitable information about corporate governance arrangements is provided each year at the shareholders’ meeting, via a special report prepared in accordance with Stock Exchange guidelines.

At this time, information on the Company’s Code of Ethics and related rules of conduct, including those regarding insider dealing, has also been made known on an appropriate basis; these documents, approved on 14 November 2002, were modified slightly by the Board of Directors on 5 November 2003.

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DUCATI GROUP Quarterly report on operations

With reference to the model for organisation and management required by Decree 231/2001 (hereafter the “Control Model”), the Board of Directors of the parent company approved the Company’s draft Control Model, as reviewed and approved by the Company’s Internal Audit Committee, at the meeting held on 5 November 2003 and authorised the above Committee to make changes to details and monitor implementation of the Model.

Other corporate events

In order to improve efficiency, at meetings held on 5 March 2003 (first part) and 8 April 2003 (second part), the Board of Directors of Ducati Motor Holding S.p.A. approved a reorganisation plan that provided for the termination by mutual agreement of a certain number of employees in exchange for severance incentives. These terminations took place during 2003.

The total estimated cost of the severance incentives envisaged in the above plan was originally about € 3.5 million. Under powers delegated by the Board of Directors, the Managing Director revised this estimate to about € 4 million during 2003, given the increased number of employees included in the plan and the consequently greater cost of the severance incentives. The cost of the reorganisation plan relates entirely to the 2003 financial year and has been recorded as a non-operating expense for that year in accordance with Italian Accounting Standard No. 19. In particular, paragraph C.V.h of this Standard establishes that the cost of severance incentives incurred on implementing reorganisation plans relates to the financial year in which the firm formally decides to implement such plans, and that the related provisions must be charged to the “non-operating expense” caption of the statement of operations. In the circumstances, this reorganisation plan was formally approved by the Board of Directors of the parent company at meetings held on 5 March (first part) and 8 April 2003 (second part), while the revised estimate of the total cost was made by the Managing Director, under powers granted by the Board, during 2003; this latest revision was then ratified at the Board Meeting held on 12 February 2004.

Introduction and adoption of IFRS (International Financial Reporting Standards)

Under European Regulation No. 1606 of July 2002, all European companies with shares listed on a regulated market must prepare their consolidated financial statements in accordance with IFRS accounting standards (the new name for International Accounting Standards) as from their 2005 financial year.

This regulation applies to Ducati Motor Holding S.p.A., which is taking all necessary steps to make this transition to the IFRS. Specifically, plans are being completed both for the training of employees involved in the transition and to make technical and accounting resources available so that the impact of these new standards on the 2004 financial statements can be assessed as soon as possible, and significant accounting information made public. The main changes to the accounting records as a result of adopting the new standards will principally relate to the treatment of research and development expenditure and contracts that hedge exchange and interest-rate risks.

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DUCATI GROUP Quarterly report on operations

Protection of personal data (Decree 196 dated 30 June 2003)

Ducati Motor Holding S.p.A. and its Italian subsidiaries, Ducati Corse S.r.l. and Ducati.Com S.r.l., are updating their security plan during 2004 in accordance with the requirements of Attachment B to Decree 196/03 “Privacy Code”, which specifies the technical procedures to be adopted if sensitive data is processed using electronic means.

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DUCATI GROUP Quarterly report on operations

Reclassified consolidated statement of operations

	Period ended 3/31/2004		Period ended 3/31/2003		Year ended 12/31/2003
	€ 000%		€ 000%		€ 000%

Net sales	100,300	81.9	81,266	71.2	388,241	90.6

Change in work in progress, semifinished and
finished products	12,691	10.4	21,645	19.0	(2,862)	(0.7)
Capitalisation of internal costs	1,672	1.4	2,228	2.0	7,267	1.7
Other operating revenues	7,868	6.4	8,935	7.8	35,881	8.4

Value of production	122,531	100.0	114,074	100.0	428,527	100.0

Consumption of raw materials	(58,910)	(48.1)	(55,122)	(48.3)	(191,364)	(44.7)
Other operating expenses	(34,334)	(28.0)	(34,841)	(30.5)	(134,648)	(31.4)

Value added	29,287	23.9	24,111	21.1	102,515	23.9

Provisions for doubtful accounts and writedowns	(59)	(0.0)	-	0.0	(1,320)	(0.3)
Provisions for risks and charges	(2,378)	(1.9)	(1,329)	(1.2)	(4,746)	(1.1)
Payroll and related costs	(14,509)	(11.8)	(13,736)	(12.0)	(51,242)	(12.0)

Gross operating profit	12,341	10.1	9,046	7.9	45,207	10.5

Depreciation of property, plant and equipment
and amortisation of intangible fixed assets	(9,659)	(7.9)	(9,184)	(8.1)	(38,889)	(9.1)

Operating profit	2,682	2.2	(138)	(0.1)	6,318	1.4

Financial income	5,851	4.8	3,812	3.3	14,802	3.4
Financial charges	(7,767)	(6.3)	(6,251)	(5.5)	(21,558)	(5.0)
Non-operating income *	-	0.0	125	0.1	98	0.0
Non-operating expense *	(10)	(0.0)	(209)	(0.1)	(141)	(0.0)
Disposal gains	-	0.0	-	-	-	0.0
Out-of-period taxation	-	0.0	-	-	(587)	(0.1)
Non-operating income from brand revaluation**	-	0.0	-	-	5,234	1.2
Restructuring costs	-	0.0	(3,500)	(3.1)	(4,046)	(0.9)

Profit before taxation and minority interest	756	0.6	(6,161)	(5.4)	120	0.0

Income taxes	n.a.		2,472	2.2	(80)	0.0

Net result for the period	n.a.		(3,689)	(3.2)	40	0.0

EBITDA in absolute terms and as a % of net sales	12,331	12.3	8,962	11.0%	45,164	11.6%

*	EBITDA = gross operating profit + non-operating income and expense
**	Non-operating income deriving from the reduction in deferred taxation with respect to that recorded in the previousconsolidated financial statements following the revaluation of the brand name recorded in the statutory financial statements for 2003 of the parent company pursuant to Law 342 dated 21.11.2000 referred to by Law 350 dated 23.12.2003.

Commencing from the financial statements as of 31 December 2003, the provisions for doubtful accounts and for risks and charges are reported before the gross operating profit, while until the quarterly report as of 30 September 2003 they were reported before operating profit. This reclassification, also made in relation to the amounts reported as of 31 March 2003, has been made for greater consistency with the operating information used for the periodic checks carried out by management.

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DUCATI GROUP Quarterly report on operations

Reclassified consolidated balance sheet

	As of 3/31/2004		As of 3/31/2003		As of 12/31/2003
	€ 000%		€ 000%		€ 000%
Current assets
Cash and cash equivalents	26,168		23,429		23,973
Trade receivables, net	106,347		84,443		80,421
Inventories	119,129		131,922		104,774
Other current assets	17,963		22,317		18,869

Total current assets	269,607	54.5%	262,111	54.8%	228,037	49.9%

Non-current assets
Property, plant and equipment, net	65,089		70,385		67,167
Intangible fixed assets	122,671		130,513		124,721
Equity investments	12		12		12
Non-current assets - Credit Link	25,000		15,000		25,000
Other non-current assets	12,160		581		12,096

Total non-current assets	224,932	45.5%	216,491	45.2%	228,996	50.1%

Total assets	494,539	100.0%	478,602	100.0%	457,033	100.0%

Current liabilities
Due to banks	70,884		55,746		65,587
Current portion of long-term debt	5,532		3,146		3,740
Trade payables	112,726		110,715		89,503
Due to tax authorities	12,976		6,264		12,212
Other current liabilities	20,980		23,049		15,930
Provision for risks and charges - current portion	4,824		8,637		4,011

Total current liabilities	227,922	46.1%	207,557	43.4%	190,983	41.9%

Long-term liabilities
Long-term debt, net of
current portion	81,890		86,000		81,882
Employees’ leaving entitlements	8,648		7,459		8,277
Deferred income taxes	31		35		35
Other long-term liabilities	14,075		17,099		14,939
Provision for risk and charges - long-term portion	2,518		3,998		2,518

Total long-term liabilities	107,162	21.7%	114,591	23.9%	107,651	23.7%

Total liabilities	335,084	67.8%	322,148	67.3%	298,634	65.3%

Shareholders’ equity
Share capital	82,420		82,420		82,420
Reserves and retained earnings	76,279		77,723		75,939
Net profit (loss) for the period	756		(3,689)		40

Total Group shareholders’ equity	159,455	32.2%	156,454	32.7%	158,399	34.7%

Total liabilities and shareholders’ equity	494,539	100.0%	478,602	100.0%	457,033	100.0%

*	The consolidated shareholders’ equity of the Ducati Group as of 31 March 2004 includes the results for the period gross of taxation; consequently, the “Due to tax authorities” caption does not include the tax liability for the period and the “Other current assets” caption does not reflect the recognition or usage of deferred (prepaid) tax assets in relation to the first quarter of 2004.
*	The consolidated shareholders’ equity of the Ducati Group as of 31 March 2003 reflects the recognition of net prepaid taxation for the period of € 2,472 thousand, comprising current taxes of € 1,204 thousand and (deferred) prepaid taxation of € 3,676 thousand.
With respect to a pre-tax situation, the balance sheet accounts as of 31 March 2004 contain:
-	higher prepaid taxes, € 3,676 thousand;
-	higher net tax payables, € 1,204 thousand.

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DUCATI GROUP Quarterly report on operations

The working capital of the Ducati Group (defined as trade receivables and inventories, net of trade payables) as of 31 March 2004 amounts to € 112.8 million, representing 101 days sales, compared with € 105.7 million and 117 days sales, at the same date in the prior year following a rise of € 7.1 million.

The individual captions are analysed below:

Trade receivables

Net trade receivables as of 31 March 2004 and 31 March 2003 amount to € 106.3 million and € 84.4 million respectively, representing 95 days and 94 days sales respectively. The increase in trade receivables by € 21.9 million was mostly due to higher sales in the quarter ended 31 March 2004 and to the deferred payment terms granted in relation to the sales made during the last two months of 2003. This accounts receivables have no collectable problems.

Inventories

Inventories as of 31 March 2004 and 31 March 2003 amount to € 119.1 million and € 131.9 million respectively, representing 107 days and 146 days sales. Inventories have decreased by € 12.8 million. This reduction was due to the higher number of motorcycles sold with respect to the same period in the prior year, as well as to the improvements made with regard to the purchasing and inventory management policies.

Trade payables

Trade payables amount to € 112.7 million as of 31 March 2004 and € 110.7 million as of 31 March 2003, up € 2.0 million. This liability is broadly unchanged with respect to the same date in the prior year.

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DUCATI GROUP Quarterly report on operations

Consolidated Statement of Cash Flows

		Period ended 31/03/04	Period ended 31/03/03	Year ended 31/12/03
		€ 000	€ 000	€ 000
Cash flow generated by operating activities

Net profit (loss) for the period		756	(3,689)	40
Change in cumulative translation adjustment		300	402	(1,381)
Change in minority interests			-	-
Adjustments to reconcile net profit with the
movements of funds generated by (used in)
operating activities:
-	Amortisation, depreciation and writedowns	9,659	9,184	38,889
-	Deferred income taxes	(4)	-	-
-	Net change in employees’ leaving entitlements	371	333	1,151

Change in operating assets and
liabilities
-	Trade receivables	(25,926)	(2,401)	1,621
-	Inventories	(14,355)	(20,495)	6,653
-	Other current assets	906	(4,891)	(1,443)
-	Trade payables	23,223	15,603	(5,611)
-	Other current liabilities	5,863	6,964	(4,781)
-	Due to tax authorities	764	910	6,858
-	Other long-term assets and liabilities		-	(13,026)

Net cash generated by operating activities (A)		1,557	1,920	28,970

Cash flow (used in) generated by
investing activities
Net change in property, plant and equipment		(2,064)	(7,705)	(15,746)
Net change in intangible fixed assets		(3,467)	(5,457)	(18,110)
Decrease (increase) in equity investments		-	-	-
Other non-current assets		(64)	35	66

Net cash used in investing activities (B)		(5,595)	(13,127)	(33,790)

Cash flow generated from operating activities net of cash used in investing activities (A-B)		(4,038)	(11,207)	(4,820)

Cash flow (used in) generated by financing activities
Change in short-term and long-term debt		22,041	15,676	30,169
Subscription to (buy back) of bonds		(15,000)	(5,000)	(15,336)
Increase in share capital and reserves		-	-	-
Other non-current financial assets		(808)	-	(10,000)

Change in cash generated by financing activities		6,233	10,676	4,833

Increase (decrease) in cash on hand, bank
deposits and securities		2,195	(531)	13

Cash and cash equivalents, beginning of period		23,973	23,705	23,960

Cash and cash equivalements, end of period		26,168	23,174	23,973

The statement of cash flows as of 31 March 2003 reported profit net of taxation, together with the related changes affecting the balance sheet accounts. The statement of cash flows as of 31 March 2004 reports the results for the period gross of taxes, since they have not been determined, and, consequently, balance sheet accounts are not affected by any tax-related changes.

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DUCATI GROUP Quarterly report on operations

The cash generated from operating activities, € 1.6 million in the period ended 31 March 2004 compared with € 1.9 million in the period ended 31 March 2003, was € 0.3 million lower in the first three months of 2004 than in the first quarter of 2003.

The change in cash generated from operating activities in the first three months of 2004 was influenced by the results for the period, € 4.4 million higher than in the same period of 2003, by the increase in working capital (being the difference between trade receivables, inventories and trade payables) of € 9.8 million, and by a reduction in other current assets and liabilities, net, which generated cash totalling € 5.1 million. This generation of cash was mainly due to the decrease in accrued income relating to hedging derivatives by € 4.0 million.

Investing activities

Additions to property, plant and equipment amounted to € 2.1 million in the period ended 31 March 2004, compared with € 7.7 million in the same period of the prior year, down € 5.6 million. This decrease is mainly a consequence of the higher investment in 2003 in preparation for the production of new products, such as the “Multistrada” and the “999”.

Investment in intangible fixed assets amounted to € 3.5 million in the period ended 31 March 2004, compared with € 5.6 million in the same period of the prior year, down € 2.1 million.

Financing activities

The cash flow generated by financing activities in the period to 31 March 2004 amounted to € 6.2 million, compared with € 10.7 million in the prior year. This change in financing activities is a consequence of the following transactions carried out in 2004, as well as those discussed in the section of this report on the consolidated net financial position.

Securitisation

In December 2002, Ducati Motor Holding S.p.A. signed a five-year contract, pursuant to Law 130/99, for the disposal of trade receivables under revolving securitisation arrangements (asset-backed securities). This securitisation of trade receivables is part of a project to modify the administration of customer credit. This involves a move from factoring to the direct management of both the collection risk and the financing of the commercial network. These activities were previously carried out by a factoring company. In this way, the Ducati Group has achieved considerable savings on commissions and charges for the without-recourse disposal of receivables, and earns interest income on dealer financing activities.

The following information is provided in compliance with Consob communication no. DAC/RM/97003369 of 9 April 1997 regarding the accounting recognition of transactions involving the disposal of receivables.

The parent company completed the first tranche of the securitisation on 30 December 2002. Further disposals were made on a monthly basis from 26 February 2003 to 29 March 2004; given that this is a revolving facility, additional disposals will also be made in the coming period. These receivables have been sold, without recourse, to a special-purpose vehicle called Ducati Desmo Finance 1 (D.D.F.1) S.r.l. established pursuant to

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DUCATI GROUP Quarterly report on operations

Law 130/99. This company is owned by two Dutch foundations, Stichting Syros and Stichting Kea, that are not linked to the Ducati Group by any form of ownership interest, pact and/or agreement that would require their recognition as subsidiaries and/or related parties. The purchase on 30 June 2003 was financed via the issue of bonds by D.D.F.1 S.r.l. with a nominal value of € 43 million, of which € 33 million are Class A and € 10 million are Class B.

The Class A bonds were taken up entirely by Banca Intesa, which then sold 99.5% of them to Romulus Funding Inc., a finance company registered in Delaware (U.S.A.) that is wholly owned by Global Securitization Services LLC. The Ducati Group is not linked to these companies by any form of ownership interest, pact and/or agreement that would require their recognition as subsidiaries and/or related parties. Romulus Funding Inc. financed the transaction by issuing Asset-backed Commercial Paper.

The Class B bonds were taken up in full, € 10 million, by Ducati North America Inc., the Ducati Group’s subsidiary operating in the Canadian and American markets. The bonds taken up by Ducati North America Inc. on 30 June 2003 were issued with a maturity date of 28 July 2009 and earn interest at 3-month Euribor, paid quarterly in arrears on 28 January, April, July and October of each year. They are classified as financial fixed assets since they cannot be sold during the two years subsequent to their subscription date. The repayment of these bonds is subordinated with respect to the Class A bonds (issued by D.D.F.1 and mostly taken up by Romulus Funding Inc.).

The above bonds replaced the bridge loan granted by Banca Intesa to finance the transaction up to 30 June 2003.

A number of foreign subsidiaries were also involved in the securitisation programme during 2003. Ducati France formally entered the programme for the securitisation of trade receivables at the end of June 2003, and made the first disposal in the following month.

Ducati Motor Deutschland and Ducati UK entered the securitisation programme at the time of the December 2003 disposal. Currently, four Ducati Group companies are involved (Ducati Motor Holding, Ducati France, Ducati UK and Ducati Motor Deutschland).

In operational terms, disposals by the foreign branches involve the sale without recourse of their receivables to Ducati Motor Holding, which then sells them to the special-purpose vehicle.

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DUCATI GROUP Quarterly report on operations

The total net nominal value of the receivables sold, the amount collected, the deferred portion and the effect of the securitisation on the net financial position are indicated below:

	Period to 3/31/2004	Period to 3/31/2003	Year 2003

Nominal value of receivables sold to the SPV (turnover)	29.80	14.80	116.00 *

Payments received from the SPV	19.00	11.10	110.10

Interest and expenses	0.00	0.00	0.80

Amount deferred	10.80	3.70	5.10

* inc. AUD 2.0 million

EFFECT ON THE FINANCIAL POSITION

Receivables not collected by the SPV and not yet due	34.6	16.6	34.30

Receivables not collected by the SV but due	9.2	10	3.00

Total receivables to be collected by the SPV	43.8	26.6	37.30

Amount deferred	(10.80)	(3.70)	(5.10)

Receivables collected by DMH on behalf of the SPV but not yet paid over to that entity	(2.20)	(0.70)	(0.50)

Total effect on the financial position	30.8	22.2	31.70

The amount of € 30.8 million as of 31 March 2004 represents the balance already collected by the Group in relation to receivables that the vehicle company has not yet collected from customers. Accordingly, in the absence of securitisation, the Group’s receivables and net short-term borrowing position as of 31 March 2004 would have been greater by € 30.8 million (€ 22.2 million as of 31 March 2003).

Since the securitisation is without recourse, the nominal value of sold receivables is deducted from the “trade receivables” caption at the time of the disposal, against recognition of the amount collected as liquidity and of the amount deferred as a receivable from the vehicle company. The amount due from the vehicle company as of 31 March 2004 is classified among trade receivables for clearer comparison with prior periods and because of the commercial nature of the sold receivables. The initial costs associated with this revolving securitisation, totalling € 1,052 thousand, have been recorded as deferred charges and are being amortised over five years. This period reflects the expected duration

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DUCATI GROUP Quarterly report on operations

of the operation, since the portfolio sold is considered to be of high quality and, as such, the risk that the revolving securitisation will terminate early is deemed to be remote.

The receivables sold, recorded in special sectional customer accounts held on behalf of the vehicle company, are settled on collection by increasing the liability to D.D.F.1. Credit transfer instructions are then given in favour of the vehicle company for the total amount collected, as soon as such collection has been recorded.

Exchange differences and commissions associated with the securitisation are reflected in the statement of operations.

The securitisation essentially exposes the Ducati Group to the risk of not collecting the deferred amount which, under agreements between the vehicle company and all its creditors, is subordinated to the repayment of the bonds and the reimbursement of all its operating costs and, therefore, to the collection of the sold receivables. This risk was taken into account when determining the allowance for doubtful accounts.

In addition, Ducati North America Inc. is also exposed to the risk that the Class B bonds might not be repaid if the sold receivables are not collected, since Class B bonds are subordinate to Class A bonds. This risk is currently considered remote by the Group in view of the high quality of the portfolio sold. Under a “commitment letter” in favour of the vehicle company signed by Ducati Motor Holding S.p.A., the latter is committed to covering the operating costs of Ducati Desmo Finance 1 S.r.l. and to taking all necessary action to ensure that it is not declared bankrupt and/or wound-up.

On 30 June 2003, as part of the securitisation of trade receivables, San Paolo IMI S.p.A. released a guarantee on behalf of Ducati Motor Holding S.p.A. in favour of Ducati Desmo Finance 1 S.r.l. (DDF1) for a maximum amount of € 4,000,000, to guarantee any amounts that might be deducted by debtors, on the settlement of amounts already securitised, in recognition of rebates granted by the company on the achievement of their sales targets.

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DUCATI GROUP Quarterly report on operations

Buy back of bearer bond

During 2003 and in the first three months of 2004, Ducati Motor Holding S.p.A. bought back in the market five tranches of the bearer bond issued on 31 May 2000 with maturity on 31 May 2005, as follows:

	Nominal value	Payment date	Value date

First tranche	5,000,000	26/03/2003	31/03/2003

Second tranche	5,336,000	03/04/2003	08/04/2003

Third tranche	5,000,000	24/10/2003	28/10/2003

Fourth tranche	10,000,000	10/02/2004	13/02/2004

Fifth tranche	5,000,000	12/03/2004	15/03/2004

The first tranche with a nominal value of € 5,000,000 was acquired at a price of 103.2532 with a purchase premium of € 157,500;

the second tranche with a nominal value of € 5,336,000 was acquired at a price of 102.4512 with a purchase premium of € 128,064;

the third tranche with a nominal value of € 5,000,000 was acquired at a price of 102.9 with a purchase premium of € 145,000;

the fourth tranche with a nominal value of € 10,000,000 was acquired at a price of € 100.72 with a purchase premium of € 72,000;

the fifth tranche with a nominal value of € 5,000,000 was acquired at a price of € 101.5 with a purchase premium of € 75,000.

The five tranches had been cancelled by 31 March 2004.

The net amount outstanding on the bond at the time of preparing this report is therefore € 60,664,000.

The related costs have been reclassified as financial charges.

The financial position of the Ducati Group as of 31 March 2004 is solid and able to guarantee that the funds necessary to refinance the outstanding bond will be sourced. The company is currently assessing the financial instruments to be used for this purpose.

NOTES TO THE ACCOUNTING SCHEDULES

This report has been prepared in accordance with the enabling regulations for Decree 58 of 24 February 1998 that governs the issuers of shares. This report is unaudited.

The accounting policies and consolidation criteria adopted are unchanged with respect to those used to prepare the consolidated financial statements as of 31 December 2003 and for the first quarter of 2003.

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DUCATI GROUP Quarterly report on operations

The accounting schedules as of 31 March 2003 and 31 December 2003 do not contain estimates that differ from those normally used to prepare the annual financial statements.

Consolidated net financial position

	As of 3/31/2004	As of 3/31/2003	As of 12/31/2003
	€ 000	€ 000	€ 000

Cash and cash equivalents	25,780	23,429	23,582

Own shares	388	0	391

Due to banks	(70,884)	(55,746)	(65,587)

Current portion of long-term debt	(5,532)	(3,146)	(3,740)

Net short-term financial position	(50,248)	(35,463)	(45,354)

Credit Link - Long-term investment	15,000	15,000	15,000

Asset-backed securities
Long-term investment	10,000	0	10,000

Bonds	(60,664)	(86,000)	(75,664)

Long-term loans, net of current portion	(21,226)	0	(6,218)

Due to other providers of funds, net
of current portion	(14,075)	(17,099)	(14,939)

Total	(121,213)	(123,562))	(117,175)

The net financial position does not include:

•	the interest accrued on the bond outstanding as of 31 March 2004, totalling € 4,098 thousand (€ 4,929 thousand as of 31 March 2003). This amount is recorded as an accrued expense and will be paid when the coupon matures on 31 May 2004.
•	the interest income accrued on the “Credit Link” as of 31 March 2004, totalling € 731 thousand (€ 731 thousand as of 31 March 2003). This amount is recorded as accrued income and will be collected on the maturity of the coupon, which is tied to the same dates as the bond.

Note that:

1.	Short-term bank loans include € 10,336 thousand obtained with a view to containing the exposure to interest rates. This loan, obtained on 30 May 2003, is repayable within 18 months less one day (i.e. 29 November 2004), unless renewed, and bears interest at

17

DUCATI GROUP Quarterly report on operations

3-month Euribor. This loan is linked with an interest-rate swap that fixes the interest rate at 2.95% on € 5,336 thousand and 2.8% on € 5,000 thousand.

2.	The current portion of amounts due to other providers of finance includes:

-	the current portion of amounts due to leasing companies, € 3,310 thousand;

-	receivables collected on behalf of D.D.F.1 S.r.l. as part of the securitisation, € 2,221 thousand, but not yet paid over to that company;

3.	Bonds represent the residual liability of € 60,664 thousand on the bond issued on 31 May 2000 and expiring on 31 May 2005, after buy backs made and cancelled up until 31 March 2004.

4.	Long-term debt totalling € 21,226 thousand includes:

-	a loan of € 5,000 thousand obtained in order to contain the exposure to interest rates. This loan, obtained on 27 October 2003, is repayable within 18 months less one day (i.e. 26 May 2005) and bears interest at 3-month Euribor. It is linked with an interest-rate swap that fixes the interest rate at 2.72%.

-	a loan of € 10,000 thousand obtained in order to contain the exposure to interest rates. This loan, obtained on 12 February 2004, is repayable on 12 May 2005 and bears interest at 3-month Euribor. It is linked with an interest-rate swap that fixes the interest rate at 2.215% and expires on 2 August 2005.

-	a loan of € 5,000 thousand obtained in order to contain the exposure to interest rates. This loan, obtained on 15 March 2004, is repayable after 15 months and bears interest at 3-month Euribor. This loan is linked with an interest-rate swap that fixes the interest rate at 2.095% and matures after 15 months.

-	two long-term loans totalling € 1,226 thousand arranged in July 2003, the first for € 474 thousand and the second for € 752 thousand. These are both loans with interest-relief obtained under contracts between Ducati Motor Holding S.p.A. and the Ministry for Productive Activities for projects linked with the Technological Innovation Fund (F.I.T.).

No guarantees have been given in relation to the loans mentioned in this paragraph.

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DUCATI GROUP Quarterly report on operations

The changes in consolidated shareholders’ equity during the period ended 31 March 2004 are as follows:
(amounts in € 000)

	As of 12/31/2003	Allocation of prior period results	Other changes	Change in cumulative translation adjustment	Pre-tas results for the period	As of 3/31/2004

Share capital	82,420	-	-	-	-	82,420

Share premium reserve	19,488	-	3	-	-	19,491

Revaluation reserve, Law 342	46,265	-	-	-	-	46,265

Legal reserve	287	-	-	-	-	287

Reserve for own shares held	391	-	(3)	-	-	388

Statutory reserve	146	-	-	-	-	146

Cum. translation adjustment	534	-	-	300	-	834

Extraordinary reserve	2,820	-	-	-	-	2,820

Retained earnings (losses)	6,008	40	-	-	-	6,048

Results for the priod	40	(40)	-	-	756	756

Total shareholders’ equity	158,399	-	-	300	756	159,455

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DUCATI GROUP Quarterly report on operations

Sector information for the Group

										(€ 000)
	MOTORCYCLES		SPARE PARTS		ACCESSORIES & APPAREL		OTHER		TOTAL
	Mar-04	Mar-03	Mar-04	Mar-03	Mar-04	Mar-03	Mar-04	Mar-03	Mar-04	Mar-03

Net sales	80,014	65,518	9,002	8,287	9,822	6,957	1,462	504	100,300	81,266

% of net sales	79.8%	80.6%	9.0%	10.2%	9.8%	8.6%	1.5%	0.6%	100%	100%

Cost of goods sold	(55,296)	(45,238)	(2,470)	(2,081)	(5,846)	(3,639)	(657)	(286)	(64,269)	(51,244)

Gross profit	24,718	20,280	6,532	6,206	3,976	3,318	805	218	36,031	30,022

% of net sales	30.9%	31.0%	72.6%	74.9%	40.5%	47.7%	55.1%	43.3%	35.9%	36.9%

% of total gross profit	68.6%	67.6%	18.1%	20.7%	11.0%	11.1%	2.2%	0.7%	100.0%	100.0%

Other operating revenues	4,507	5,024	469	521	782	525	-	-	5,835	6,102

Selling expenses	(15,454)	(14,537)	(4,651)	(3,471)	(2,415)	(2,235)	-	-	(22,520)	(20,243)

General and administrative expenses	(3,652)	(4,053)	(411)	(513)	(449)	(431)	(40)	-	(4,552)	(4,997)

GP - R&D costs	(1,770)	(1,317)	(199)	(167)	(217)	(140)	(33)	(9)	(2,219)	(1,633)

Other income (charges)	(189)	(166)	(21)	(21)	(24)	(18)	-	-	(234)	(205)

Depreciation and amortisation	(8,369)	(7,925)	(941)	(1,002)	(309)	(257)	(40)	-	(9,659)	(9,184)

Operating profit (loss)	(209)	(2,694)	778	1,553	1,344	762	769	241	2,682	(138)

% of net sales	-0.3%	-4.1%	8.6%	18.7%	13.7%	11.0%	52.6%	47.8%	2.7%	-0.2%

% of total operating profit	-7.8%	1952.5%	29.0%	-1125.5%	50.1%	-552.4%	28.7%	-174.6%	100.0%	100.0%

Non-operating income and expense									(10)	(3,584)

Financial income and expense									(1,916)	(2,439)

Results before taxation and minority interests									756	(6,161)

Income taxes									n.a.	2,472

Net profit for the period									n.a.	(3,689)

EBITDA Italian Gaap	8,152	5,163	1,718	2,546	1,652	1,012	809	241	12,331	8,962

% of net sales	10.2%	7.9%	19.1%	30.7%	16.8%	14.5%	55.3%	47.8%	12.3%	11.0%
% on total EBITDA	66.1%	41.9%	13.9%	20.6%	13.4%	8.2%	6.6%	2.0%	100.0%	72.7%

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DUCATI GROUP Quarterly report on operations

Group performance

The notes to the accounting schedules compare the two periods ended on 31 March 2004 and 2003.

Sales of the Superbike family were 4.9% higher in the first quarter of 2004 than in the comparative period of 2003. The increase was due, in particular, to the growth in the sales of the 749 range which has recently been supplemented by the “R” version. The 998 “Final Edition” was also successful.

With regard to the Naked family, the 24.4% rise was especially due to the success of the Monster S4R with a 996cc engine launched in 2003. More than 1,100 machines were sold during the quarter. The Monster 620 also performed well, with strong growth compared with sales in 2003.

The Sport Touring family achieved the most significant growth, +74.0%, given the worldwide success of the new ST3 with an engine that has 3 valves per cylinder. Model Year 2004 marks the complete redesign of the entire range, including the ST4S, with or without ABS.

The Supersport family suffered the greatest contraction in sales, with volume down 53.4%. The principal reductions affected the model at the top end of the range, with a 1000cc engine. In general, the drop was due to the advanced stage in the life cycle of the product and the termination of production of the “entry level” model with a 620 cc engine.

Results in 2004 also confirm the significant success of the fifth family of Ducati motorcycles: the Multistrada. More than 900 units were delivered during the first three months of 2004.

The generalised upturn in sales of motorcycles also influenced the other categories of Ducati products (spare parts, accessories and apparel); their sales were 29.2% higher than in the comparative period of the prior year.

Independent dealers have continued to open new Ducati stores in Italy and abroad during 2004. As of 31 March 2004 there are 142 active Ducati Stores that inform consumers about the history of Ducati, and present the “Ducati” range of motorcycles, accessories and apparel in a manner which is consistent with our image. Further openings are scheduled in the coming months.

Value of production

The value of production was € 122.5 million, compared with € 114.1 million in the same period of the prior year, up € 8.4 million (+7.4%). Output of motorcycles during the first quarter of 2004 totalled 11,238 units, up 8.4% with respect to the same period in the prior year.

The volume of motorcycles sold in the Group’s principal geographic markets during the first quarter of 2004 was higher across the board with respect to the same period in 2003. In particular: United States (+53%), Germany (+51%), France (+23%), nations not served by branches (+22%), Benelux (+22%), Italy (+19%) and Great Britain (+15%). By contrast, sales to Japan decreased (-15%).

Analysis of the registration statistics is also important in order to understand the trend in Ducati motorcycle sales. Accepting that there is a certain delay in the release of official numbers, the following information is based, in part, on preliminary data from official sources and, in part, on estimates by management: registrations during the first quarter of

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DUCATI GROUP Quarterly report on operations

2004 totalled about 9,500 units, with an increase of 12% with respect to the prior year in an essentially unchanged market.

Analysis of the volume of motorcycles sold in the Group’s principal geographic markets during the first quarter of 2004 with respect to the prior period highlights growth in Spain (+47%), the United States (+39%), Switzerland (+24%), Italy (+26%) and Great Britain (+8%). At the same time, there were reductions in Benelux (-2%), France (-7%), Germany (-10%) and Japan (-18%),

Sales of the other categories of products were 29.2% higher in the first quarter on 2004 than in the comparative period of last year. This rise is directly related to the increase in the sales of motorcycles.

Consumption of raw materials

Purchases of raw materials and related expenses amounted to € 58.9 million in the period ended 31 March 2004, compared with € 55.1 million in the same period of 2003, up € 3.8 million (+6.9%) due to increased production. As a percentage of the value of production, the consumption of raw materials during the first quarter of 2004 eased from 48.3% to 48.1%.

Other operating expenses

Other operating expenses totalled € 34.3 million during the period ended 31 March 2004 compared with € 34.8 million in the comparative period of the prior year, up just € 0.5 million and therefore essentially in line with last year.

Value added

Value added amounted to € 29.3 million in the period ended 31 March 2004 compared with € 24.1 million in the same period of last year, up € 5.2 million (+21.6%). As a percentage of the value of production, value added has increased from 21.1% to 23.% due to the rise in the volume of sales.

Payroll and related costs

Payroll and related costs during the period ended 31 March 2004 amounted to € 14.5 million, compared with € 13.7 million in the same period of the prior year due to salary increases included in the national collective agreement. Payroll and related costs amounted to 11.8% of the value of production, compared with 12.0% in the period ended 31 March 2003.

Gross operating profit

Gross operating profit amounted to € 12.3 million in the period ended 31 March 2004, compared with € 9.0 million in the comparative period of 2003, up € 3.3 million (+36.6%). As a percentage of the value of production, gross operating profit has increased to 10.1% from 7.9% in the same period of the prior year.

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DUCATI GROUP Quarterly report on operations

Provisions for doubtful accounts and writedowns

Provisions for doubtful accounts recorded during the period ended 31 March 2004 totalled € 0.59 million; no such provisions were made in the comparative period.

Provisions for risks and charges

These provisions totalled € 2.4 million in the period ended 31 March 2004, up € 1.1 million with respect to the same period of last year following a change in forecast product warranty costs associated with the higher volume of sales and the higher costs for warranty operation.

Depreciation of property, plant and equipment and amortisation of intangible fixed assets

Depreciation and amortisation amounted to € 9.7 million in the period ended 31 March 2004, compared with € 9.2 million in the comparative period of last year, up € 0.5 million.

Operating profit

The operating profit for the period ended 31 March 2004 was € 2.7 million, compared with € -0.1 million in the comparative period of last year, up € 2.8 million. As a percentage of the value of production, operating profit has risen to 2.2% from a break-even position for the first quarter of 2003.

Net financial income (charges)

Net financial charges amounted to € 1.9 million in the period ended 31 March 2004, down € 0.5 million with respect to the same period of last year due to the restructuring of debt and the resulting containment of interest rates.

Net non-operating income (expense)

Net extraordinary charges for the period ended 31 March 2004 were virtually nil, in line with the same period of the prior year.

Profit / (Loss) for the period before taxation

The Ducati Group’s share of profit before taxation was € 756 thousand in the period ended 31 March 2004, compared with a loss of € 6.2 million in the comparative period of last year due, in part, to an extraordinary charge of € 3.5 million for restructuring costs.

The principal reasons for this increase were the growth of sales and the effect of favourable exchange rates.

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DUCATI GROUP Quarterly report on operations

EBITDA (Profit before financial income and expense, taxation, depreciation and amortisation)

In view of the importance of this parameter, which is used by management for control purposes, it is useful to highlight that the result of € 12.3 million reported for the period ended 31 March 2004 compares with € 8.9 million reported in the same period of 2003, up € 3.4 million or about 38%.

As a percentage of net sales, EBITDA has increased from 11.0% in the first quarter of 2003 to 12.3% in the same period of 2004.

Ebitda variations is mainly due to:

•	reduction of sales, general and administrative costs (for 240 basis point)
•	lower incidence of productions structure (for 200 basis point)
•	negative mix effect of related products (for 60 basis point)
•	negative bike mix effect (for 110 basis point)
•	negative exchange rates effect (for 140 basis point).

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DUCATI GROUP Quarterly report on operations

SECTOR INFORMATION

The following table indicates the contribution made by each business sector within the Ducati Group to total net sales, gross profit, operating profit and EBITDA:

	Motor cycles	Spare parts	Accessories and apparel	Other	Total

Net sales	79.8%	9.0%	9.8%	1.4%	100.0%
Gross profit	68.6%	18.1%	11.0%	2.3%	100.0%
Operating profit	-7.8%	29.0%	50.1%	28.7%	100.0%
EBITDA	66.1%	13.9%	13.4%	6.6%	100.0%

Motorcycles

Analysis of the statement of operations by sector clearly shows that motorcycles are the dominant sector within the Ducati Group. The rise in the number of motorcycles sold has benefited revenues in the first quarter of 2004 with respect to the comparative period of 2003.

The gross profit on motorcycles eased from 31.0% to 30.9% of sales since an adverse exchange rate effect offset the improvement in sales mix and higher productivity measured in consistent comparative terms. EBITDA rose from 7.9% to 10.2% of sales.

Spare parts

Sales in this sector were also higher than the same period of last year, +8.6%, due to the general improvement in the motorcycle sector.

Gross profit for the sector fell slightly with respect to the prior year, from 74.9% to 72.6% of total sales. However, the impact of higher warranty costs reduced operating profit from 18.7% to 8.6%, while sector EBITDA declined from 30.7% to 19.1%.

Accessories and apparel

Sector sales grew strongly, up 41.1% compared with the first quarter of 2003. This outstanding sales performance was attributable to accessories and clothing in equal measure.

The gross profit generated by this sector declined from 47.7% to 40.5% due to the lower margin on accessories. By contrast, operating profit rose from 11% in the first quarter of 2003 to 13.7% in the first quarter of 2004 following the containment of selling costs, which rose at a slower rate than sales. For the same reasons, sector EBITDA increased from 14.5% to 16.8%.

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DUCATI GROUP Quarterly report on operations

Other

The “Other” sector comprises the revenues earned from miscellaneous sales that are not part of the Ducati Group’s core business including, for example, the sale of services. In particular, the growth in 2004 came from activities connected with the Racing Unit.

Parent companies

The share capital of the parent company, Ducati Motor Holding S.p.A., totals € 82.4 million and is represented by 158,500,963 issued and fully-paid ordinary shares, nominal value € 0.52 each.

Shareholder information tends to fluctuate since the Company is listed on the stockmarket, however the names of the principal shareholders disclosed below have been determined by reference to communications and other information received by the Company at the time of the Shareholders’ Meeting held on 6 May 2003, as well as to any updates received between then and the date of preparing this report:

	Number of Shares	%

Tpg Motorcycle Acquisition L.P.	52,657,750	33.22%
Harris Associates LP	11,999,776	7.57%
Giorgio Seragnoli	7,815,692	4.93%

There have not been any commercial and/or financial transactions with these shareholders.

In addition, considering the new concept of “management and coordination” emerging from the reform of company law, the Board of Directors has formally declared, with specific reference to relations between the Company and TPG, the relative majority shareholder, that no companies or entities manage or coordinate the Company’s activities since, in reality, decisions regarding the management of the Company are taken on an independent basis by the parent company.

Furthermore, considering the new instructions regarding “management and coordination” activities laid down in the new arts. 2497 et seq. of the Italian Civil Code, the Board of Directors has formally noted that no companies or entities, including among these TPG Advisors, Inc., the relative majority shareholder, manage or coordinate the Company’s activities.

Subsidiary companies

The following subsidiaries are controlled directly by the Company:

-	Ducati France S.A.S. (100% owned).

-	Ducati Motor Deutschland G.m.b.H. (100% owned).

-	Ducati Japan K.K. (100% owned).

-	Ducati North Europe B.V. (formerly Ducati Benelux B.V.) (100% owned).

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DUCATI GROUP Quarterly report on operations

-	Ducati U.K. Limited (100% owned).

-	Ducati Corse S.r.l. (99% owned; the remaining 1% is held by Ducati.Com S.r.l.).

-	Ducati North America Inc. (100% owned).

-	Ducati.Com S.r.l. (100% owned).

Changes in ownership and other corporate events, including those subsequent to 31 December 2003, are described in the section on the Scope of Consolidation.

Ducati Motor Holding S.p.A. has commercial relations with the other companies in the Ducati Group responsible for the sale of products in specific countries (the United States, Germany, France, Japan, the Netherlands and the United Kingdom). Ducati Motor Holding S.p.A. sells its production of motorcycles to these companies at prices that reflect local conditions, as well as the competitive and market situations in the nations where the acquiring companies operate.

Relations between the subsidiary companies and Ducati Motor Holding S.p.A. have given rise to the following receivables and payables:
	Receivables	Payables
	€ 000	€ 000
Ducati France S.A.S	11,209	368
Ducati Motor Deutschland G.m.b.H	21,425	230
Ducati Japan K.K	28,182	-
Ducati North Europe B.V	6,727	88
Ducati U.K. Limited	5,972	96
Ducati Corse S.r.l	2,539	13,332
Ducati North America Inc.	21,131	1,536
Ducati.Com S.r.l	570	3,383

Total	97,755	19,033

Subsidiary companies operate independently from a financial standpoint, although certain of them benefit from particular types of centralised financing, including loans from Ducati Motor Holding S.p.A., especially at certain stages in their development cycle such as the start-up period or during difficult market conditions.

Distribution subsidiaries are normally able to self-finance their activities from the profits generated by their operations together, where necessary, with the without-recourse factoring of trade receivables.

As of 31 March 2004, the only significant financial liability of Ducati Motor Holding S.p.A. towards other Group companies relates to the unpaid quota capital of Ducati Corse S.r.l., € 7,373 thousand.

There is, in fact, a special relationship between Ducati Motor Holding S.p.A. and Ducati Corse S.r.l.

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DUCATI GROUP Quarterly report on operations

In particular, Ducati Corse S.r.l. was created to separate from Ducati Motor Holding S.p.A., a production and marketing company, all those aspects associated with the world of racing and the related research and development activities. Accordingly, there was a need to regulate in a suitable manner the transactions between these two companies.

As a result, the following contracts have been signed:

-	Lease of the racing business.

-	Contract for the sponsorship of sporting activities.

-	R&D contract under which Ducati Corse S.r.l. carries out R&D for Ducati Motor Holding S.p.A. in relation to sporting activities, although the results may also be used in the production of motorcycles.

-	R&D contract under which Ducati Corse S.r.l. carries out R&D for Ducati Motor Holding S.p.A. in relation to the development of a GP motorcycle.

A service contract was signed between Ducati Motor Holding S.p.A. and Ducati.Com S.r.l. during 2002. This contract covers the advertising, commercial and data-collection activities carried out by Ducati.Com S.r.l. on behalf of Ducati Motor Holding S.p.A. via its website, www.ducati.com.

Commencing from 2003, a number of foreign subsidiaries are also involved in the securitisation programme.

Ducati France formally entered the programme for the securitisation of trade receivables at the end of June 2003, and made the first disposal in the following month.

Ducati Motor Deutschland and Ducati UK entered the securitisation programme at the time of the December 2003 disposal. Currently, four Ducati Group companies are involved (Ducati Motor Holding, Ducati France, Ducati UK and Ducati Motor Deutschland).

In operational terms, disposals by the foreign branches involve the sale without recourse of their receivables to Ducati Motor Holding, which then sells them to Ducati Desmo Finance 1.

Fellow subsidiaries

None.

Number and nominal value of own shares or shares in parent companies held by the Company, either directly or through trustees

See below.

Number and nominal value of own shares or shares in parent companies purchased or sold during the period

Ducati Motor Holding S.p.A. made purchases of its own shares during June and July 2003, in full compliance with the applicable regulations, in order to support trading in Ducati shares on the Italian stock market.

These purchases were made in accordance with the shareholders’ authorisation dated 7 May 2002 and were disclosed to Consob on a timely basis. As of 31 March 2004, the

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DUCATI GROUP Quarterly report on operations

Company holds a total of 293,235 own shares (293,235 as of 31 December 2003). Their reported value reflects the market valuation of these shares as of 31 March 2004: € 1.323 each.

During the first quarter 2004 no own shares were purchased or sold by Ducati Motor Holding S.p.A.

Significant events subsequent to 31 March 2004

Ducati Retail S.r.l. was formed by public deed authenticated by Iacopo Bersani, public notary, on 14 April 2004, with registered offices at via Cavalieri Ducati 3, Bologna, and share capital of € 110,000. The principal object of this company is the retailing of Ducati products. Ducati Retail S.r.l. is 99% owned by the company.

It was also decided to go ahead with merging the subsidiary Ducati.Com S.r.l. into its parent, Ducati Motor Holding S.p.A.. This merger is allowed under articles 2501 - 2505 quarter of the Italian Civil Code, as modified by Decree 6 of 17 January 2003. Its purpose is to rationalise and centralise the Group’s treasury and financial management, as well as eliminating duplicated legal and administrative functions and the related costs, charges and compliance work.

The entire process will commence with the Boards of Directors of the Holding Company approving the merger proposal (article 2501bis of the Italian Civil Code) by March 11, 2004.

The merger will take legal effect (article 2504bis paragraph 2), once the merger deed is formally recorded in the register of companies. This formality is expected to take place by the end of 2004.

The Shareholders’ Meeting of the parent Company held on 6 May 2004, resolved among others:

Ordinary Meeting

•	Authorization of a possible buy-back and subsequent disposals by the Company of its own shares, in accordance with Articles 2357 and 2357-ter of the Italian Civil Code and Article 132 of Italian D. Lgs. 58/98 up to a maximum of n. 15,556,800 shares with nominal value of 0.52 each, equivalent to about 9,8% of social capital.

Extraordinary Meeting

•	Approval of the plan for a merger by absorption of the company Ducati.com S.r.l. into Ducati Motor Holding S.p.A., in compliance with art. 2502 of the Italian Civil Code.
•	Approval of the proposal to increase the share capital by the maximum amount of € 824,200 by issuing up to 1,585,000 shares, excluding Shareholders’ preemptive rights under paragraphs 8 of Section 2441 of the Italian Civil Code, in either case to be implemented in one or more installments and onerous, with possible premium, to implement the current stock option plan of the Company.
•	General revision of the By-laws and amendments to Sections 5 and 12 of the Regulation for shareholders meetings in light of the Italian corporate law reform.
•	Resolutions regarding conversion of the shareholders’ equity account under Law 342/2000 as amended by Law 350/2003 - amounting to € 22,027,000 net of the applicable 19% substitute tax - into a freely distributable reserve, for the purpose of using such reserve in connection with buy-back transactions

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DUCATI GROUP Quarterly report on operations

Outlook for operations

The outlook for 2004 is better than in 2003 following an encouraging start during the first three months of the year. The full benefits of the plan to reduce production and overhead costs will be felt during 2004 and the continual adverse exchange rate effects should cease. Sales are therefore expected to rise again, with a return to profitability and a significant improvement in the net financial position. In any event, 2004 will be a year of further consolidation and preparation for 2005 when, assisted by an improvement in the general economic climate, the Ducati range is expected to make a major impact on the market.

for the Board of Directors The Managing Director
(Federico Minoli)

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